



Ziddan El-Qawwas · 3rd

 **Skycart**

Director Of Operations at Skycart

United Kingdom · **Contact info**

500+ connections

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Experience



Director Of Operations
Skycart · Full-time
Aug 2020 – Present · 1 yr

Co-Founder and CEO
Deliverrone LTD. · Full-time
Jan 2019 – Aug 2020 · 1 yr 8 mos
London, England, United Kingdom

Chief Executive Officer
PCP International LTD · Full-time
Jan 2016 – Jan 2019 · 3 yrs 1 mo
London, England, United Kingdom

Education

 **Brunel University London**

Recommendations

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 **AADITHYA SUJIT**

Research Associate - Unmanned Aerial Systems

January 4, 2021, Ziddan was a client of AADITHYA'S

Aadithya's professionalism and attention to detail was exceptional during our working relationship whilst developing a drone prototype. He was able to expertly meet the challenges we were presented with during the project. He is skilful an... **See more**

